Exhibit 4.1
DESCRIPTION OF COMMON STOCK

The following description of the general terms and provisions of the shares of our common stock, par value $0.00125 per share, is only a summary and is qualified in its entirety by reference to our restated articles of incorporation, as amended (“Articles”), and our amended and restated bylaws (“Bylaws”) and applicable provisions of the North Carolina Business Corporation Act (the “NCBCA”).

Authorized capital stock

Our Articles authorize us to issue 200,000,000 shares of common stock and 3,000,000 shares of preferred stock, par value of $0.01 per share.

Common stock

Subject to the rights specifically granted to holders of any outstanding shares of our preferred stock, our common shareholders are entitled to vote together as a class on all matters submitted to a vote of our shareholders. An election of directors by our shareholders shall be determined by a plurality of the votes cast by the shareholders entitled to vote on the election. Shareholders are entitled to any dividends that may be declared by our board of directors. Our common shareholders do not have cumulative voting rights. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets after payment or provision for all liabilities and preferential liquidation rights of our preferred stock then outstanding. Our common shareholders have no preemptive rights to purchase shares of our common stock. The issued and outstanding shares of our common stock are not subject to any redemption or sinking fund provisions and are not convertible into any other shares of our capital stock. The rights, preferences and privileges of holders of our common stock are subject to those of the holders of any shares of our preferred stock that we may issue in the future.

Transfer agent and registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

Stock exchange listing

Our common stock is traded on the New York Stock Exchange and is quoted under the symbol WOLF.

Certain provisions of our Articles and Bylaws; director indemnification; exclusive forum

Authorized but Unissued Stock. Our Articles authorize the issuance of a significant number of shares of common stock and preferred stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of our board of directors to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control of our company. This possibility may encourage persons seeking to acquire control of our company to negotiate first with our board of directors.

Our authorized but unissued shares of preferred stock could also have other anti-takeover effects. Under certain circumstances, any or all of the preferred stock could be used as a method of discouraging, delaying or preventing a change in control or management of our company. For example, our board of directors could designate and issue a series of preferred stock in an amount that sufficiently increases the number of outstanding shares to overcome a vote by the holders of common stock, or with rights and preferences that include special voting rights to veto a change in control. The preferred stock could also be used in connection with the issuance of a shareholder rights plan, sometimes referred to as a “poison pill.” Our board of directors is able to implement a shareholder rights plan without further action by our shareholders.

Use of our preferred stock in the foregoing manner could delay or frustrate a merger, tender offer or proxy contest, the removal of incumbent directors or the assumption of control by shareholders, even if these actions would be beneficial to our shareholders. In addition, the existence of authorized but unissued shares of preferred stock could discourage bids for our company even if such bid represents a premium over our then-existing trading price.

Advance Notice of Proposals and Nominations. Our Bylaws provide that shareholders must provide timely written notice to bring business before an annual meeting of shareholders or to nominate candidates for election as directors at an annual meeting of shareholders. Notice for an annual meeting is timely if it is received at our principal office not less than 90 days and no more than 120 days prior to the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from this anniversary date, such notice by the shareholder must be delivered not earlier than the 120th day prior to the annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such annual meeting was first made. Our Bylaws also specify the form and content of a shareholder’s notice. These provisions may prevent shareholders from bringing matters before an annual meeting of shareholders or from nominating candidates for election as directors at an annual meeting of shareholders.

Limits on Special Meetings. A special meeting of the shareholders may only be called by our board of directors or by the Chairman of our board of directors. Our Bylaws do not grant shareholders the authority to request a special meeting.

Indemnification of Directors, Officers and Employees. Our Bylaws provide that we shall indemnify, to the fullest extent permitted by law, any person who is made, or is threatened to be made, a party to any threatened, pending or completed civil, criminal, administrative, investigative or arbitrative action, suit or proceeding and any appeal therein (and any inquiry or investigation that could lead to such action, suit or proceeding), whether or not brought by or on behalf of Wolfspeed, seeking to hold him liable by reason of the fact that he is or was acting in his capacity as a director or officer of Wolfspeed, or at the request of Wolfspeed is or was serving as a director or officer for any other foreign or domestic corporation, partnership, limited liability company, joint venture, trust employee benefit or other enterprise, or as a trustee or administrator under any employee benefit plan of Wolfspeed or a wholly-owned subsidiary of Wolfspeed, against (i) reasonable expenses, including without limitation all attorneys’ fees actually and necessarily incurred by him in connection with any such action, suit or proceeding; (ii) all reasonable payments made by him in satisfaction of any judgment, money decree, fine (including an excise tax assessed with respect to an employee benefit plan), penalty or settlement for which he may have become liable in such action, suit or proceeding; and (iii) all reasonable expenses incurred in enforcing the indemnification rights provided in our Bylaws. Pursuant to our Bylaws, this indemnification may, at our board of directors’ discretion, also include advancement of expenses related to such action, suit or proceeding.

Exclusive Forum. Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for all litigation relating to our internal affairs, including without limitation (i) any derivative action or proceeding brought on behalf of Wolfspeed, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Wolfspeed to Wolfspeed or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the NCBCA, our Articles or our Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our Articles or Bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine, shall be the state courts of North Carolina or, if such courts lack jurisdiction, a federal court located within the State of North Carolina, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any such action filed in a North Carolina state court shall be designated by the party filing the action as a mandatory complex business case. In any such action where the NCBCA specifies the division or county wherein the action must be brought, the action shall be brought in such division or county. Our Bylaws also provide that, notwithstanding the foregoing, (x) the provisions described above will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction, and (y) unless we consent in writing to the selection of an alternative forum, the federal district courts shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action against Wolfspeed or any director, officer, employee, or agent of Wolfspeed and arising under the Securities Act of 1933, as amended.

Certain anti-takeover effects of North Carolina law

The North Carolina Shareholder Protection Act (the “Act”), generally requires the affirmative vote of 95% of a corporation’s voting shares to approve a “business combination” with any entity that is the beneficial owner, directly or indirectly, of more than 20% of the voting shares of the corporation (or has ever owned, directly or indirectly, more than 20% and is still an “affiliate” of the corporation) unless the fair price provisions and the procedural provisions of the Act are satisfied.

“Business combination” is defined by the Act as (i) any merger, consolidation or conversion of a corporation with or into any other corporation or any unincorporated entity, (ii) any sale or lease of all or any substantial part of the corporation’s assets to any other entity, or (iii) any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets having an aggregate fair market value equal to or greater than $5,000,000 of any other entity.

The Act contains provisions that allowed a corporation to “opt out” of the applicability of the Act’s voting provisions within specified time periods that generally have expired. The Act applies to Wolfspeed since we did not opt out within these time periods.

This statute could discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in our equity securities or seeking to obtain control of us. It also might limit the price that certain investors might be willing to pay in the future for our shares of common stock and may have the effect of delaying or preventing a change of control of us.
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